Descartes Acquires Telargo

Adds Leading Telematics Solution to Mobile Resource Management (MRM) Suite

WATERLOO, Ontario – June 12, 2011 - Descartes Systems Group, a global leader in logistics technology, has acquired privately-held Telargo Inc., a leading provider of telematics solutions.

Telargo is a software-as-a-service (SaaS) provider of MRM telematics solutions that enable its clients to monitor and manage mobile assets (i.e., vehicles, workforce, equipment and cargo) and help fleet owners comply with various domestic transportation regulations. Telargo’s solutions gather information about vehicles, such as location, engine use and braking information, and the drivers of those vehicles, such as hours of driver service. This data can then be used for real-time decision making, dynamic estimated time of arrival notifications for delivery recipients, and sophisticated operational analysis. In the quickly evolving United States regulatory environment, Telargo’s telematics solutions also help fleet owners comply with new driver hours of service (HOS) and fuel tax reporting (IFTA) regulations.

“Descartes is a leader in MRM solutions with a long history of providing delivery route planning and mobile solutions for vehicles,” said Ed Ryan, Chief Commercial Officer at Descartes. “By adding Telargo’s telematics solutions to the Descartes Routing, Mobile and Telematics suite, we can now offer customers a pre-integrated, end-to-end MRM solution that combines hardware and software and is delivered over the Descartes Global Logistics Network.”

The Descartes Routing, Mobile and Telematics suite supports the end-to-end processes fleet operators use to:
•	Create plans that best serve customers while minimizing costs;
•	Ensure that the plans are being executed in the field and address changes in real-time;
•	Instantly capture and distribute customer data from the field;
•	Track the performance of vehicles and related equipment; and
•	Comply with government reporting and working mandates.

Customers of Descartes’ Routing, Mobile and Telematics suite can benefit from modular, feature-rich, cloud-based applications that are designed to readily scale up or down, be easy to use and deliver rapid return on investment.

“Our customers want routing, mobile, and telematics solutions combined as part of one integrated suite,” said Art Mesher, Chairman and CEO of Descartes. “Over the past year, we evaluated numerous technologies and businesses to better understand the fit for our customers’ needs. Our customers viewed Telargo’s solutions as a premier, flexible and powerful complement to Descartes’ existing MRM technologies that could help drive their businesses forward. So, with our customers behind us, we added Telargo to our MRM portfolio of market-leading solutions.”

Telargo is headquartered in New Jersey, USA with offices in Ljubljana, Slovenia, and has approximately 35 employees. To complete the acquisition, net of working capital received, Descartes paid approximately US $9.6 million in cash and incurred certain transaction expenses.

About Telargo
For more information about Telargo visit www.telargo.com.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is a premier provider of Global Trade Compliance, Supply Chain Execution and Mobile Resource Management services. Descartes' Global Logistics Network (GLN) unites global businesses and trading partners, allowing them to collaborate in a cost effective way and maximize productivity and efficiency. Trading partners that connect to the GLN join Descartes' Federated Network, the world's most extensive multi-modal business network with over 35,000 trading partners connected, including ground carriers, airlines, ocean carriers, freight forwarders, third-party providers of logistics services customs house brokers, freight payment agencies, manufacturers, retailers, distributors, mobile services providers and regulatory agencies. Descartes is headquartered in Waterloo, Ontario, Canada and has offices in North America, EMEA and Asia-Pacific. More information and industry updates are available at http://www.descartes.com and http://blog.descartes.com.
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For more information contact:

Laurie McCauley
Descartes Systems Group
P - +1 519 746 6114 x2358
investor@descartes.com

Safe Harbour
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Telargo; Descartes’ solution capabilities and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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